UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Darling International Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  0002372661

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Michael J. Restifo, Contrarian Capital Advisors, L.L.C.
     411 West Putnam Avenue, Suite 225, Greenwich, CT 06830

     (Date of Event which Requires Filing of this Statement)

                        November 17, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  0002372661

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Advisors, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         1,654,479

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,654,479

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,654,479

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         10.6%

14. Type of Reporting Person

         OO; IA

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock (the "Shares") in Darling International Inc. (the "Issuer").

         The name and address of the principal executive and business office of the Issuer is:

         Darling International Inc.
         251 O'Connor Ridge Blvd., Suite 300
         Irving, Texas 75038

Item 2.  Identity and Background

         This statement is being filed on behalf of Contrarian Capital Advisors, L.L.C. ("CCA"), the "Reporting Person". CCA, a registered investment adviser, serves as investment manager to and has voting and investment discretion over certain managed accounts. The address of the Reporting Person is 411 West Putnam Avenue, Suite
         225, Greenwich, CT 06830.   The Managing Members of CCA
         are Jon R. Bauer and David E. Jackson (together, the
         "Managing Members").

         Neither the Reporting Person nor the Managing Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Person nor the Managing Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Managing Members are each citizens of the United
         States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date requiring filing of this report, CCA is deemed to be the beneficial owner of 1,654,479 Shares of the Issuer. All of the Shares were acquired in exchange for claims that were deemed to be beneficially owned by the Reporting Person in connection with the bankruptcy reorganization of the Issuer.

         The funds for the purchase of the Shares deemed to be beneficially owned by CCA came from the working capital of its investment management clients. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         David E. Jackson, one of the Managing Members, is a member of the Board of Directors of the Issuer.

         Notwithstanding the above, the Shares deemed to be beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes and not with the purpose of changing or influencing the control of the Issuer. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

         The purpose of making this filing on Schedule 13D is because of Mr. Jackson's position on the Board of Directors of the Issuer. The filing of this Schedule 13D, however, shall not be deemed to be an admission that the Reporting Person acquired and holds the Shares with the purpose or effect of changing or influencing the control of the Issuer.

Item 5.  Interest in Securities of Issuer

         As of the date requiring filing of this report, CCA is deemed to be the beneficial owner of 1,654,479 Shares. Based on information received from the Issuer, as of March 21, 2000 there were 15,589,077 Shares outstanding. Therefore, CCA is deemed to beneficially own 10.6% of the outstanding Shares of the Issuer. The Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. CCA acts as the investment manager with respect to certain assets of Oppenheimer Horizon Partners, L.P., which holds greater than 5% of the outstanding Shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits
         N/A

         Signature

         After reasonable inquiry and to the best of my

knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                             CONTRARIAN CAPITAL ADVISORS,
                               L.L.C.

                             By:   /s/ David E. Jackson
                                _____________________________
                                David E. Jackson, Managing Member


April 27, 2000



































                                7
01385001.AQ3